ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 21, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Karen Rossotto

Re:	Post-Effective Amendment Number 63 to the Registration Statement of Baillie Gifford Funds (File Nos. 811-10145 and 333-200831) on Form N-1A filed on February 27, 2023

Dear Ms. Rossotto:

I am writing on behalf of Baillie Gifford Funds (the “Trust”) to respond to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on Post-Effective Amendment No. 63 (the “485(a) Amendment”) to the Registration Statement of the Trust on Form N-1A (the “Registration Statement”). The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on February 27, 2023 in connection with the annual update of the Registration Statement for all but one of the series of the Trust (each such series included in the 485(a) Amendment, a “Fund” and, collectively, the “Funds”). The series of the Trust excluded from the 485(a) Amendment and the definition of “Funds” in this letter is Baillie Gifford International All Cap Fund (shares of which are not registered for sale under the Securities Act), which will update its registration statement on POS AMI at the end of April 2023.

On April 11, 2023, the Staff provided comments regarding the 485(a) Amendment by telephone to representatives of Ropes & Gray LLP, counsel to the Trust, and Baillie Gifford Overseas Limited, investment adviser to the Trust. For convenience of reference, each comment is summarized before the Trust’s corresponding response. These responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 64 to the Trust’s Registration Statement, which is expected to be filed effective April 28, 2023, pursuant to Rule 485(b) under the Securities Act (the “485(b) Amendment”). Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement. Revisions to existing disclosure included below are reflected, as applicable, with the new text underlined in blue and the deleted text shown in red strikethrough.

April 21, 2023

General

1.	Comment: When comments relate to or involve language that is repeated or restated elsewhere in the Registration Statement, please make corresponding and consistent changes as appropriate throughout the Registration Statement as applicable.

Response: The Trust will make corresponding and consistent changes throughout the Registration Statement, as appropriate, where language is repeated or restated.

Prospectus

2.	Comment: If the fee waiver/expense reimbursement agreement for any Fund is subject to any contractual recoupment right, please disclose the terms of any such recoupment right in a footnote to the Fund’s fee table.

Response: The Trust confirms that none of the fee waivers/expense reimbursements currently in place for the Funds is subject to any contractual recoupment right.

3.	Comment: To the extent that environmental, social, and/or governance (“ESG”) considerations described in the “Fund Summaries—Principal Investment Strategies” sections are not considered part of a Fund’s principal investment strategy, please consider moving the related disclosure to the section titled “Additional Information About Principal Strategies and Risks.”

Response: The Trust has reviewed its disclosure and determined not to make any changes at this time.

4.	Comment: Given the current status of relations between the United States and China, please consider adding additional risk disclosure relating to the potential for a further decline in the relationships between the two countries. Additionally, please consider standalone risk disclosure associated with shifts in China’s economy.

Response: With respect to the first part of this comment, the Trust intends to revise disclosure in the “Principal Investment Risks—China Risk—Special Risk Considerations of Investing in China” section as marked below. With respect to the second part of this comment, the Trust has reviewed its disclosure and determined not to make any changes at this time.

Special Risk Considerations of Investing in China

Investing in securities of Chinese issuers, including by investing in China A Shares, involves certain risks and considerations not typically associated with investing in securities of U.S. issuers in part because the Chinese government exercises significant control over the Chinese economy through heavy involvement in economic and regulatory policy. Certain risks and considerations of investing in Chinese issuers include among others, more frequent trading

April 21, 2023

suspensions and government interventions (including by nationalization of assets), currency exchange rate fluctuations or blockages, limits on the use of brokers and on foreign ownership, different financial reporting standards, higher dependence on exports and international trade, restrictions on the size of permissible positions in individual Chinese issuers, potential for increased trade tariffs, sanctions, embargoes and other trade limitations, greater political, economic, social, legal and tax-related uncertainty, high market volatility caused by any potential regional territorial conflicts, social instability, or natural disasters, custody risks, risks associated with investments in variable interest entities, and potential adverse tax consequences. U.S. sanctions or other investment restrictions could preclude a Fund from investing in certain Chinese issuers or cause a Fund to sell investments at a disadvantageous time. Changes to political and economic relationships, including recent trade and policy disputes and strained international relations, between China and other countries and changes to China’s socioeconomic systems may adversely affect the Fund’s investments in China. For example, continued hostility and the potential for future political or economic disturbances between China and the United States may have an adverse impact on the values of investments in China, the United States, and/or other countries. [. .. .]

5.	Comment: To the extent a Fund’s principal investment strategy discusses preferred stocks, convertible securities, or warrants, please add related disclosure in the “Fund Summaries—Principal Risks” section.

Response: While the Funds maintain the flexibility to invest in preferred stocks, convertible securities, and warrants from time to time as part of their principal investment strategies, the Trust does not believe that additional, separate risk disclosure regarding these instruments in the “Fund Summaries” section is warranted. The Trust respectfully submits that the Equity Securities Risk included in the “Additional Information About Principal Strategies and Risks—Principal Investment Risks” section discusses in sufficient detail the risks associated with investment in preferred stocks, convertible securities, and warrants. In addition, the Funds’ statement of additional information (the “SAI”) includes additional disclosure on the features and risks associated with these instruments. The Trust believes this existing disclosure is appropriate and sufficient for each type of security given the nature of the Fund’s intended investments in each instrument and the Trust’s obligation to present clear and concise information in the “Fund Summaries” section. As a result, the Trust respectfully declines to include additional disclosure in response to this comment.

6.	Comment: Certain of the Funds’ principal investment strategies note that they invest in exchange traded funds (“ETFs”). To the extent such Funds invest in underlying funds other than ETFs, please add corresponding disclosure. Additionally, please supplementally confirm that no more than 15% of any Fund’s net assets will be invested in private funds.

Response: The Trust notes that none of the Funds invest in underlying funds other than ETFs. The Trust confirms that no more than 15% of any Fund’s net assets will be invested in private funds.

April 21, 2023

7.	Comment: To the extent a Fund’s Acquired Fund Fees and Expenses (“AFFE”) exceed one basis point, please include disclosure in such Fund’s fees and expenses table.

Response: The Trust acknowledges this comment and notes that that AFFE did not, during the Funds’ most recent fiscal year, exceed one basis point of the average net assets for any Fund.

8.	Comment: To the extent the Trust believes that events taking place between the filing of the 485(a) Amendment and the Trust’s expected 485(b) Amendment warrant updated risk disclosure, please revise the Funds’ risk disclosure.

Response: The Trust has reviewed its disclosure in light of recent events and determined to augment certain risk disclosure in connection with recent events in the banking industry.

9.	Comment: To the extent any Fund has material exposure to China through variable interest entities (“VIEs”), please ensure that there is corresponding principal risk disclosure.

Response: The Trust has reviewed its disclosure and determined not to make any changes at this time. The Trust notes in particular that the risks associated with VIEs are disclosed under “Principal Investment Risks—China Risk—Variable Interest Entity Risk” in the Prospectus and in the “Risks—Special Risk Considerations of Investing in China” section of the SAI.

10.	Comment: With respect to Baillie Gifford Emerging Markets ex China Fund, the Staff notes that the Fund’s principal investment strategy disclosure discusses certain ESG considerations. To the extent such considerations are a part of the Fund’s principal investment strategy, please revise the Fund’s disclosure to discuss how each facet of ESG is incorporated into the investment process.

Response: In response to this comment, the Trust intends to revise Baillie Gifford Emerging Markets ex China Fund’s principal investment strategy disclosure as follows:

[. .. .] The portfolio managers focus on company research and the long-term outlook of companies and industries. Ideas can come from a wide variety of sources, including, but not limited to, research trips, company meetings, and relationships with industry thought leaders and academic institutions. Stock ideas are normally researched to assess a range of factors, including: long-term growth potential, geographic and industry positioning, competitive advantage, management, financial strength and valuation. ~~As part of their assessment of these factors, and consistent with the Fund’s long-term investment outlook, the portfolio managers typically integrate considerations of the environmental, social, and/or governance characteristics of potential and current portfolio holdings that the portfolio manager considers relevant for that portfolio holding.~~ [. . .] The Fund aims to hold securities for long periods (typically at least 5 years), which generally results in relatively low portfolio turnover and is in line with the ~~Fund’s~~portfolio managers’ long-term investment outlook. Consistent with this

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investment outlook, the portfolio managers seek to identify companies with the potential to sustain financial growth over the long term. When assessing a company’s long-term growth prospects, the portfolio managers seek to identify and to incorporate a range of factors that are material to managing the Fund’s investment risks and maximizing capital appreciation. Such factors potentially include the environmental, social, and/or governance characteristics of the company, such as stewardship, sustainable business practices, and/or corporate culture.

11.	Comment: With respect to Baillie Gifford Health Innovation Equities Fund, please add 5- and 10-year example expenses to the “Fund Summaries—Example of Expenses” section.

Response: In response to this comment, the Trust intends to add 5- and 10-year example expenses for Baillie Gifford Health Innovation Equities Fund as shown below:

	Class K	Institutional Class
1 Year	$~~[ ]~~66	$~~[ ]~~66
3 Years	$~~[ ]~~641	$~~[ ]~~641
5 Years	$1,242	$1,242
10 Years	$2,871	$2,871

Statement of Additional Information

12.	Comment: With respect to the disclosure that states that “the Board has designated the Manager as the ‘valuation designee’” in the “Purchase, Redemption, and Pricing of Shares—Determination of Net Asset Value” section, please add disclosure relating to any conflicts of interest that may arise due to this designation.

Response: The Trust intends to revise the referenced disclosure in response to this comment and make certain other changes to disclosure in the same section as marked below:

Determination of Net Asset Value

[. . .] ~~While ultimate responsibility for the valuation process remains with the Board, pursuant~~Pursuant to Rule 2a-5 under the 1940 Act, the Board has designated the Manager as the “valuation designee” to determine the fair value, in good faith, of securities and other instruments for which no readily available market quotation exists. Baillie Gifford Group's Valuation Committee ~~(the “BG Valuation Committee”)~~ is a committee that oversees this ~~delegated~~ responsibility on behalf of the Manager, and Baillie Gifford Group's Fair Value Pricing Group ~~(the “FVP Group”)~~ is responsible for the day-to-day administration of the Manager's duties ~~under Valuation Policy~~, including the Manager's responsibilities as “valuation designee.” The Manager’s role with respect to fair valuation may present certain conflicts of interest given the impact valuations can have on Fund performance and the Manager’s asset-based fees.

April 21, 2023

13.	Comment: Please supplementally confirm whether any of the Funds have significant exposure to Russian securities.

Response: The Trust notes that certain Funds hold Russian securities, all of which have been fair valued at zero since March 3, 2022, and confirms that none of the Funds have significant exposure to Russian securities.

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Please feel free to contact me at 617-951-7149 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Very truly yours,

/s/ Andrew G. Lawson

Andrew G. Lawson

cc:	Gareth Griffiths, Baillie Gifford Overseas Limited George B. Raine, Ropes & Gray LLP Maureen A. Miller, Vedder Price P.C.